Exhibit 99.2

JOINT PRESS RELEASE

FOR IMMEDIATE RELEASE
Contact Information:
At the Company:	Investor Relations:
Gregory S. Skinner	John Mills, Partner
Vice President Finance and CFO	(646) 277-1254
(650) 261-3677	John.Mills@ICRINC.com

Wynnefield Capital:

Mark Semer, Kekst and Company

Daniel Yunger, Kekst and Company

(212) 521-4800

Landec Corporation to Nominate Two New Board Directors

Nelson Obus of Wynnefield Capital and Andrew Powell to be Nominated for Election to Board upon Shareholder Approval in October 2018

SANTA CLARA, CA – May 24, 2018 – Landec Corporation (Nasdaq: LNDC), a leading innovator of diversified health and wellness solutions within the branded natural food and CDMO markets, and Wynnefield Capital, Inc. announced today that Landec is nominating two new Board members at its Annual Shareholders Meeting in October 2018. The two new nominees are Andrew Powell, with over 12 years of public boardroom experience with global life science companies, and Nelson Obus, President and Chief Investment Officer of Wynnefield Capital. This recommendation follows a series of collaborative discussions between the Company and Wynnefield Capital, which is currently Landec’s third largest shareholder with a 9.7% position and which has held an ownership position that dates back nearly fifteen years. Until the Landec Annual Shareholders Meeting in October, Mr. Obus will participate in Board meetings as a non-voting observer.

Steve Goldby, Landec’s Chairman, stated, “We are pleased to nominate Nelson Obus and Andrew Powell to the Landec Board of Directors. Wynnefield Capital has been a long-time supporter of Landec and we believe this collaborative agreement is in the best interest of Landec and all our shareholders. Nelson brings a broad range of board and financial experience to the table and will provide additional investor perspectives to our Board while Andrew’s deep knowledge of global life sciences will provide tremendous insights for continued growth and profitability at Lifecore. The Board and management team continue to be focused on growing the Company’s natural food and CDMO businesses and we look forward to leveraging the experience of our new directors to ensure we are consistently delivering value to our shareholders.”

Mr. Obus stated, “As a long-term shareholder, I look forward to working with the Landec Board and management team to contribute to a strategic plan that leverages the Company’s strengths and creates value for all shareholders. With my long relationship with Landec and experience in the financial markets, I can provide a unique investor perspective to the Company that will drive growth and profitability.”

Joint Press Release

Gary Steele, a current Landec Director and Landec’s previous Chairman and CEO, will retire from the Board in October, bringing the total number of directors to ten, nine of whom are independent. Gary Steele remained on the Landec Board of Directors for three years while the company transitioned to new leadership under Landec’s current CEO, Molly Hemmeter.

New Directors:

Nelson Obus is a co-founder, President and Chief Investment Officer at Wynnefield Capital, Inc. He co-founded the firm with Joshua Landes in November 1992. Mr. Obus manages the firm, oversees its investment portfolio and is a board member at Layne Christensen Company. Previously, he was the director of research at Schafer Capital Management, Inc. Prior to that, Mr. Obus was a director of sell side research in the equity sales department at Lazard Frères & Co. Before that, he was a manager at Massachusetts department of environmental management. Mr. Obus holds a BA in Politics from New York University as well as an MA in Political Science and an ABD in Politics from Brandeis University.

Andrew K. W. Powell is an experienced director and senior executive with 25 years of global life sciences experience and 12 years of public company boardroom experience. Mr. Powell is an accomplished lawyer and acted as General Counsel for a series of publicly traded life sciences companies throughout his career, culminating with a position as Senior Vice President, General Counsel and Secretary at Medivation Inc., which was acquired by Pfizer in 2016. Mr. Powell currently serves on a number of boards, including Aclaris Therapeutics, Inc. (Nasdaq: ACRS). He received his undergraduate degree from the University of North Carolina at Chapel Hill and a Juris Doctor degree from Stanford Law School.

About Landec Corporation

Landec Corporation (Nasdaq: LNDC) is a leading innovator of diversified health and wellness solutions within the packaged natural food and biomaterial markets. Apio is a leader in branded, packaged fresh vegetables in North America, utilizing its proprietary BreatheWay® packaging technology to naturally extend the shelf life of fresh produce. Apio combines this technology with the capabilities of a large national fresh produce supplier to offer healthy fresh vegetable products under the Eat Smart® brand to consumers through club and retail grocery stores. Extending its reach into adjacent natural food products, Landec recently acquired O Olive Oil®, an organic and natural producer and marketer of olive oils and vinegars under the O brand. Lifecore Biomedical, Landec’s biomaterial business, is a fully integrated Contract Development and Manufacturing Organization (CDMO) that offers expertise and capabilities in fermentation, specialty formulation, aseptic filling and final packaging for FDA regulated medical devices and drugs to customers for applications in a wide array of markets including Ophthalmic, Orthopedic and Oncology. For more information about the company, visit Landec’s website at www.landec.com.

About Wynnefield Capital, Inc.

Established in 1992, Wynnefield Capital, Inc. is a value investor specializing in U.S. small cap situations that have company- or industry-specific catalysts.